04004689

AH 3/9/2004 **

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 2 6 2004

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J.P. Turner & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Road, Suite 1100
(No. and Street)

Atlanta GA 30305
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William L. Mello (404) 479-8102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road Suite 350 Atlanta GA 30339
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 12 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William L. Mello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Turner & Company, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Carolyn S. Hendon

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. P. TURNER & COMPANY, L.L.C.

FINANCIAL STATEMENTS
For the Year Ended
December 31, 2003
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Members
of J.P. Turner & Company, L.L.C.

We have audited the accompanying statement of financial condition of J. P. Turner & Company, L.L.C. as of December 31, 2003, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims and general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of J. P. Turner & Company, L.L.C. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements take as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 20, 2004
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

		2003
Cash and cash equivalents	$	4,753,425
Receivable from clearing broker-dealers		7,209,568
Customer list, less valuation reserve of $90,000 (Note L)		630,000
Deposit with clearing broker-dealer		250,000
Advances to employees (Note B)		380,008
Advances to members		71,921
Securities owned, at estimated fair value (Note G)		213,120
Office furniture and equipment, at cost, less accumulated depreciation of $382,511		358,304
Other		76,778
	$	13,943,124

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND MEMBERS' EQUITY

	2003
Liabilities:	
Accounts payable	$ 323,247
Accrued commissions	5,356,008
Securities sold, but not yet purchased, at market value (Note G)	248,601
Accrued litigation cost (Note H)	1,414,930
Unearned revenues	72,931
Capital lease obligations	147,231
Other liabilities	11,460
Accrued rent	192,533
Total Liabilities	7,766,941
Liabilities subordinated to claims of general creditors (Note J)	1,000,000
Members' Equity (Notes C and E):	
Paid in capital	1,457,982
Retained earnings	8,352,823
Accumulated distributions	(4,634,622)
Total Members' Equity	5,176,183
	$ 13,943,124

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2003

	2003
Revenues:	
Commissions	$ 76,959,090
Investment banking	1,232,303
Trading	2,390,415
Interest	28,988
Total revenues	80,610,796
Expenses:	
Employee compensation and benefits	2,498,978
Investment banking, commissions and clearing costs	65,902,334
Communications	1,174,824
Occupancy (Note D)	443,662
Management fees (Note F)	69,435
Interest	45,287
Other	3,941,532
Total expenses	74,076,052
Net income	$ 6,534,744

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For Year Ended December 31, 2003

	Class A Preferred Economic Interests	Paid-in Capital	Accumulated Distributions	Retained Earnings (Deficit)
Balance, December 31, 2002	$ 300,000	$1,446,982	$ (2,369,702)	$1,818,079
Capital contributions: Customer list		11,000		
Distributions to members			(2,212,420)	
Repurchase of Class A preferred economic interests	(300,000)			
Distributions to Class A preferred economic interests			(52,500)	
Net income				6,534,744
Balance, December 31, 2003	$ -	$1,457,982	$ (4,634,622)	$8,352,823

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2003

	2003
CASH FLOW FROM OPERATING ACTIVITIES:	
Net income	$ 6,534,744
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	57,000
Amortization and write-off of employee advances	225,138
Writedown of customer list	74,225
Changes in assets and liabilities:	
(Increase) decrease in:	
Receivables	(2,824,682)
Securities owned	(7,811)
Advances to employees	(23,782)
Other	116,381
Increase (decrease) in:	
Accounts payable	88,627
Accrued commissions	1,997,294
Litigation accrual	730,406
Unearned revenues	(919)
Other liabilities	(24,338)
Accrued rent	192,533
Securities sold, not yet purchased	147,854
NET CASH PROVIDED BY OPERATING ACTIVITIES	7,282,670
CASH FLOW FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(186,523)
NET CASH USED BY INVESTING ACTIVITIES	(186,523)
CASH FLOW FROM FINANCING ACTIVITIES:	
Advances to members	(27,745)
Distributions to members	(2,264,919)
Repurchase of Class A preferred interests	(300,000)
NET CASH USED BY FINANCING ACTIVITIES	(2,592,664)
NET INCREASE IN CASH	4,503,483

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

	2003
Cash at beginning of year	$ 249,942
Cash at end of year	$ 4,753,425
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid	$ 45,287
Noncash financing transaction:	
Customer list received as capital contribution	$ 11,000

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$ 1,000,000
Proceeds from issuance of subordinated loan	-
Repayment during year	-
Balance, December 31, 2003	$ 1,000,000

J. P. TURNER & COMPANY, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: J. P. Turner & Company, L.L.C. was organized as a Limited Liability Company and began business as an independent registered broker-dealer in 1997. The Company is a member of the National Association of Securities Dealers ("NASD"). The Company's activities have primarily been in the area of providing investment banking and securities brokerage services to the public.

Depreciation: Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Income Taxes: The Company is a Limited Liability Company that has elected to be taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owners and no liability for income taxes is reflected in the accompanying financial statements.

Securities Transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Consideration of Credit Risk: The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

NOTE A – (CONTINUED)

Investment Banking: Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities and debt offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE B – ADVANCES TO EMPLOYEES

At December 31, 2003 , approximately $111,000 of the advances to employees are supported by non-interest bearing notes receivable which are to be forgiven by the Company as compensation if the employees meet certain performance criteria or are employed at certain dates in the future. These balances are charged to compensation during the term of employment.

NOTE C – CLASS A PREFERRED ECONOMIC INTERESTS

The Class A Preferred Economic Interests were retired effective December 31, 2003. The interests were paid a priority distribution from Company profits equal to an annualized return of 14% on capital contributed.

NOTE D – LEASES

Operating leases:
The Company leases its office facilities under operating leases. Operating lease expense for 2003 was approximately $435,000.

At December 31, 2003, the future minimum lease payments under office facilities leases are as follows:

2004	$ -
2005	470,000
2006	490,000
2007	500,000
2008	510,000
Thereafter	3,380,000
Total	$ 5,350,000

NOTE D – LEASES (CONTINUED)

During 2003, The Company entered into a new office premises lease which contained a period of free rent. The deferred rent liability arose from allocation of the rent payments due in future periods to the free rent period.

Capitalized leases: Effective December 2003, the Company leases office equipment costing approximately $150,000 under capitalized leases. Amortization expense for capitalized property was approximately $3,000 for 2003.

The following is a schedule by years of future minimum lease payments under the capital leases together with the present value of the net minimum lease payments as of December 31, 2003:

Year ending December 31:	
2004	$ 48,000
2005	48,000
2006	48,000
2007	36,000
Total minimum lease payments	180,000
Less amount representing interest	(32,769)
Present value of net minimum lease payments	$ 147,231

NOTE E – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had a net capital of $4,544,279, which was $4,042,806 in excess of its required net capital of $501,473.

NOTE F – RELATED PARTIES

The Company has a management agreement with J. P. Turner Management Company, a company owned by the members. Management fees for 2003 were approximately $83,000. Prior to December 2003, J. P. Turner Management Company ("JPTMC") provided the Company with the use of certain office equipment which was leased by JPTMC. JPTMC's sole source of revenues was management fees from the Company. Effective December 2003, the leases of JPTMC were transferred to the Company (See Note D).

J. P. TURNER & COMPANY, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE G – SECURITIES OWNED AND SHORT POSITIONS

Securities owned and sold, which are stated at fair value, consist of trading account securities related to the Company's market making activities. The trading securities at December 31, 2003 are the following:

	2003
Common stock	$ 213,120
Common stock sold, but not yet purchased	$ 248,601

NOTE H – CONTINGENCIES

The Company is engaged in various litigation as defendant incurred in the normal course of business. At December 31, 2003, the Company has accrued approximately $1,415,000 for the expected cost to settle litigation and arbitration in progress, after estimated reimbursements from insurance carriers and employed brokers, and reduction of amounts to estimated losses.

NOTE I – RETIREMENT PLAN

The Company has adopted a profit sharing plan with a 401(k) feature covering substantially all employees. Contributions by the Company are at the discretion of the members. No contributions were authorized for 2003.

NOTE J – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement consists of an unsecured loan from the Company's clearing broker-dealer. The loan bears interest at the prime rate and matures December 31, 2005. The note is available in computing net capital under the Securities and Exchange Commissions' net capital rule (Note E).

J. P. TURNER & COMPANY, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE K – OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transaction for its account and accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE L – CUSTOMER LIST

During September 2002, a company related to J. P. Turner & Company, LLC through common ownership, acquired certain customers of a Denver, Colorado based broker-dealer. The related company contributed the customers acquired to the Company as a capital contribution at the time of acquisition. The purchase price was $720,000 and this amount was recorded as an intangible asset and capital contribution in the accompanying financial statements.

In addition to the initial purchase price, the related party is to pay to the sellers monthly payments based on monthly profits. Though the payments are determined based on profits of the Company, the obligation for payments is a liability of the related company. The payments based on profits are not to exceed $4,000 monthly. Though the Company is not obligated under the agreement, the accompanying financial statements contain $48,000 of charges to other operating expenses for payments made to the sellers during 2003.

During 2003, the customer list was evaluated for impairment in accordance with Statement of Financial Accounting Standards Number 142. Impairment is measured by comparing the fair value of the customer list to its carrying value (including goodwill). If the fair value is less than the recorded amount, impairment exists and the impairment amount is written off. Management believes that the customers on the customer list are subject to attrition over time in the ordinary course of business. Accordingly, estimated impairment during 2003 of approximately 10% of the value of the cost of the list was charged to operations in the accompanying financial statements.

J. P. TURNER & COMPANY, L.L.C.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2003

The accompanying schedules are prepared, as applicable, in accordance with the requirements and general format of FOCUS Form X-17A-5.

J. P. TURNER & COMPANY, L.L.C.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2003

Net Capital	
Total members' equity qualified for net capital	$ 5,176,183
Subordinated debt	1,000,000
Deduction for non-allowable assets:	
Advances to employees	(380,008)
Advances to members	(71,921)
Property and equipment	(358,304)
Other assets	(76,778)
Customer list	(630,000)
Net Capital, before haircuts	4,659,172
Haircuts on securities:	
Marketable securities	(114,893)
Net Capital	$ 4,544,279
Aggregate Indebtedness:	
Total liabilities, less securities sold not yet purchased	$ 7,518,340
Computation of Basic Net Capital Requirement:	
Minimum net capital required at 6.67% of aggregate indebtedness	$ 501,473
Excess net capital	$ 4,042,806
Ratio of aggregate indebtedness to net capital	1.7 to 1.0

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934
(CONTINUED)

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL (INCLUDED IN PART IIA OF FORM X-17-A-5 AS OF DECEMBER 31, 2003)

Net capital, as reported in Part IIA of Form X-17a-5	$ 4,497,424
Audit adjustments:	
Decrease in cash	(6,783)
Increase in accrued commissions receivable	148,122
Increase in accrued commissions payable	(124,422)
Decrease in accrued rent	29,938
Net capital, as reported in the accompanying schedule	$ 4,544,279

J. P. TURNER & COMPANY, L.L.C.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Note - The Company is exempt under Section (k)(2)(ii) as a Broker-Dealer which does not carry customer accounts.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Note - The Company is exempt as a Broker/Dealer which does not carry customer accounts.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
J. P. Turner & Company, L.L.C.

In planning and performing our audit of the financial statements of J. P. Turner & Company, L.L.C. for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by J. P. Turner & Company, L.L.C., Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not study the practices and procedures related to the following: (1) in making quarterly securities examinations, counts, verifications, and comparisons, (2) the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board for Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Atlanta, Georgia
February 20, 2004

Rubio CPA, PC

RUBIO CPA, PC